                           OFFER TO PURCHASE FOR CASH
                     ALL OUTSTANDING SHARES OF COMMON STOCK

                                       OF

                            VARITRONIC SYSTEMS, INC.
                                       AT

                              $17.50 NET PER SHARE
                                       BY

                              VSI ACQUISITION CO.
                      AN INDIRECT WHOLLY-OWNED SUBSIDIARY

                                       OF

                                W. H. BRADY CO.
--------------------------------------------------------------------------------
         THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
          MILWAUKEE TIME (CENTRAL TIME), ON THURSDAY, MARCH 28, 1996,
                                UNLESS EXTENDED.
--------------------------------------------------------------------------------

     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED BY THE EXPIRATION DATE AND NOT WITHDRAWN THAT NUMBER OF SHARES OF COMMON STOCK OF VARITRONIC SYSTEMS, INC. WHICH, WHEN ADDED TO THE NUMBER OF SHARES OF COMMON STOCK THEN OWNED BY W. H. BRADY CO. AND ITS AFFILIATES, WILL REPRESENT AT LEAST TWO-THIRDS OF THE OUTSTANDING SHARES ON A FULLY DILUTED BASIS (EXCLUDING ANY UNEXERCISED PORTION OF THE OPTION ISSUED TO W.H. BRADY CO.). THE OFFER IS ALSO SUBJECT TO CERTAIN OTHER TERMS AND CONDITIONS. SEE SECTION 15.

     THE OFFER IS BEING MADE IN CONNECTION WITH THE AGREEMENT AND PLAN OF MERGER, DATED AS FEBRUARY 27, 1996, AMONG W. H. BRADY CO., BRADY USA, INC., VSI ACQUISITION CO., AND VARITRONIC SYSTEMS, INC. THE BOARD OF DIRECTORS OF VARITRONIC SYSTEMS, INC. HAS APPROVED THE OFFER, THE MERGER AND THE MERGER AGREEMENT; HAS DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF THE VARITRONIC SYSTEMS, INC. SHAREHOLDERS; AND RECOMMENDS THAT THE HOLDERS OF COMMON STOCK ACCEPT THE OFFER AND TENDER ALL OF THEIR SHARES IN THE OFFER.
                           -------------------------

                                   IMPORTANT

     Any shareholder desiring to tender Shares should either (i) complete and sign the Letter of Transmittal or a facsimile thereof in accordance with the instructions in the Letter of Transmittal and deliver the Letter of Transmittal with the Shares and all other required documents to the Depositary of this Offer, Firstar Trust Company, or follow the procedure for book-entry transfer set forth in Section 3 herein or (ii) request his or her broker, dealer, commercial bank, trust company or other nominee to effect the transaction for the shareholder. A shareholder having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if he or she desires to tender the Shares.

     Any shareholder who desires to tender Shares and cannot deliver such Shares and all other required documents to the Depositary by the expiration of the Offer must tender such Shares pursuant to the guaranteed delivery procedure set forth in Section 3 herein.

     Questions and requests for assistance or additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to Robert W. Baird & Co. Incorporated, the Dealer Manager for this Offer, or Georgeson & Company Inc., the Information Agent, at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase.
                           -------------------------

                      The Dealer Manager for the Offer is:

                             ROBERT W. BAIRD & CO.
                                   INCORPORATED

February 29, 1996

                               TABLE OF CONTENTS

                                                                                            PAGE
                                                                                            ----
INTRODUCTION.............................................................................      1
  1.   Terms of the Offer................................................................      2
  2.   Acceptance for Payment and Payment for Shares.....................................      4
  3.   Procedure for Tendering Shares....................................................      5
  4.   Withdrawal Rights.................................................................      7
  5.   Certain Federal Income Tax Consequences...........................................      7
  6.   Price Range of Shares; Dividends..................................................      8
  7.   Effect of the Offer on Market for Shares, Nasdaq Listing and Registration Under
       the
       Exchange Act......................................................................      8
  8.   Certain Information Concerning the Company........................................      9
  9.   Certain Information Concerning the Parent, BUSA and the Offeror...................     11
 10.   Source and Amount of Funds........................................................     12
 11.   Background of the Offer...........................................................     13
 12.   Purpose of the Offer and the Merger; Plans for the Company........................     14
 13.   The Merger Agreement..............................................................     14
 14.   Dividends and Distributions.......................................................     19
 15.   Certain Conditions to Offeror's Obligations.......................................     20
 16.   Certain Regulatory and Legal Matters..............................................     21
 17.   Fees and Expenses.................................................................     22
 18.   Miscellaneous.....................................................................     23
SCHEDULE I
DIRECTORS AND EXECUTIVE OFFICERS OF THE PARENT, BUSA, AND THE
       OFFEROR...........................................................................    I-1

To The Holders of Common Stock
  of Varitronic Systems, Inc.

                                  INTRODUCTION

     VSI Acquisition Co., a Minnesota corporation (the "Offeror") and an indirect wholly-owned subsidiary of W.H. Brady Co., a Wisconsin corporation (the "Parent"), hereby offers to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of Varitronic Systems, Inc., a Minnesota corporation (the "Company"), at a purchase price of $17.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together constitute the "Offer").

     Those shareholders who tender shares will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by the Offeror pursuant to the Offer. The Offeror will pay all charges and expenses of Robert W. Baird & Co. Incorporated (the "Dealer Manager"), Firstar Trust Company (the "Depositary") and Georgeson & Company Inc. (the "Information Agent") in connection with the Offer.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS APPROVED THE OFFER, THE MERGER (AS HEREINAFTER DEFINED) AND THE MERGER AGREEMENT (AS HEREINAFTER DEFINED); HAS DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY'S SHAREHOLDERS; AND RECOMMENDS THAT THE HOLDERS OF SHARES ACCEPT THE OFFER AND TENDER ALL OF THEIR SHARES IN THE OFFER.

     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE HAVING BEEN VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER THAT NUMBER OF SHARES WHICH, WHEN ADDED TO THE NUMBER OF SHARES THEN OWNED BY THE PARENT AND ITS AFFILIATES, INCLUDING ANY SHARES ACQUIRED PURSUANT TO THE OPTION DESCRIBED BELOW, WILL REPRESENT NOT LESS THAN TWO-THIRDS OF THE SHARES OUTSTANDING ON A FULLY DILUTED BASIS, EXCLUDING ANY UNEXERCISED PORTION OF THE OPTION ISSUED TO THE PARENT (THE "MINIMUM CONDITION"). THE OFFER IS ALSO SUBJECT TO OTHER TERMS AND CONDITIONS. SEE SECTION 15 OF THIS OFFER TO PURCHASE.

     Brown, Gibbons, Lang & Co., L.P., the Company's financial advisor, has delivered to the Company's Board of Directors its written opinion that, as of the date of such opinion, the consideration to be received by the holders of the Shares pursuant to the Offer and the Merger is fair to such holders from a financial point of view. A copy of such opinion is contained in the Company's Statement on Schedule 14D-9 which is also being distributed to the Company's shareholders.

     The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of February 27, 1996 (the "Merger Agreement"), among the Offeror, Brady USA, Inc., a Wisconsin corporation ("BUSA") of which the Offeror is a wholly-owned subsidiary, the Parent, of which BUSA is a wholly-owned subsidiary, and the Company. The Merger Agreement provides that, among other things, as soon as practicable after the purchase of Shares pursuant to the Offer and the satisfaction of the other conditions set forth in the Merger Agreement, all in accordance with the relevant provisions of the Minnesota Business Corporation Act ("MBCA"), the Offeror will be merged with and into the Company (the "Merger"). See Section 12 herein. Following consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will be an indirect wholly-owned subsidiary of the Parent. At the effective time of the Merger (the "Effective Time"), each issued and outstanding Share (other than Shares owned by the Company, the Parent, or any subsidiary of either, including the Offeror and BUSA, or Shares with respect to which appraisal rights are properly exercised under the MBCA ("Dissenting Shares")), will be converted into and represent the right to receive $17.50 (or any higher price that may be paid for each Share pursuant to the Offer) in cash, without interest thereon (the "Offer Price"). See Section 5 herein for a description of certain tax consequences of the Offer and the Merger.

     The Merger Agreement provides that, promptly upon the purchase of Shares pursuant to the Offer, the Parent will be entitled to designate for election to the Board of Directors of the Company a number of directors (rounded up to the next whole number) that will give the Parent representation on such Board equal to the product of (i) the total number of directors on such Board and (ii) the percentage that the aggregate number of Shares beneficially owned by the Parent bears to the total number of outstanding Shares. The Company has agreed, upon the request by the Parent, to promptly increase the size of the Board of Directors of the Company and/or use its reasonable best efforts to secure the resignations of such number of directors as is necessary to enable the Parent's designees to be elected to the Board and to cause the Parent's designees to be so elected.

     The Company has advised the Offeror that as of February 26, 1996, there were (i) 2,319,495 Shares issued and outstanding, (ii) outstanding employee stock options to purchase an aggregate of 193,500 Shares, all of which had exercise prices of less than $17.50 per Share and (iii) an option granted to the Parent, pursuant to the Merger Agreement, to purchase a number of newly issued shares equal to 19.9% of the common stock outstanding as of the date of the Merger Agreement (the "Option"). See Section 13. As of the date hereof, neither the Offeror nor the Parent beneficially owns any Shares, exclusive of the Option. If the Offeror acquires at least 1,675,330 Shares in the Offer (assuming no exercise of the Option), it will own two-thirds of the outstanding Shares on a fully diluted basis (excluding the Option). Accordingly, the Minimum Condition would be satisfied and the Offeror would have sufficient voting power to approve the Merger without the affirmative vote of any other shareholder. In the event the Offeror acquires at least 90% of the then outstanding Shares through the Offer or otherwise, the Offeror would be able to effect the Merger pursuant to the short form merger provisions of the MBCA, without prior notice to, or any action by, any other holder of Shares.

     THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

1. TERMS OF THE OFFER.

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), the Offeror will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not theretofore withdrawn in accordance with Section 4 herein. The term "Expiration Date" means 12:00 Midnight, Milwaukee time (Central Time), on Thursday, March 28, 1996, unless the Offeror shall have extended the period of time that the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Offeror, shall expire.

     If the Offeror shall decide, in its sole discretion, to increase the consideration offered in the Offer to holders of Shares and if, at the time that notice of such increase is first published, sent or given to holders of Shares in the manner specified below, the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that such notice is first so published, sent or given, then the Offer will be extended until the expiration of such period of ten business days. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or a federal holiday, and consists of the time period from 12:01 a.m. through 12:00 Midnight, Milwaukee time (Central Time).

     THE OFFER IS CONDITIONED UPON SATISFACTION OF THE MINIMUM CONDITION. THE OFFER IS ALSO SUBJECT TO OTHER TERMS AND CONDITIONS. SEE SECTION 15 HEREIN. The Offeror reserves the right (but shall not be obligated), in accordance with applicable rules and regulations of the United States Securities and Exchange Commission (the "Commission"), subject to the limitations set forth in the Merger Agreement and described below, to waive any condition to the Offer, provided that the Minimum Condition may be reduced or waived only with the consent of the Company. Shares issued to the Parent upon the exercise of the Option may be counted toward satisfaction of the Minimum Condition. If the Minimum Condition or any of the other conditions set forth in Section 15 have not been satisfied by 12:00 Midnight, Milwaukee time (Central Time), on Thursday, March 28, 1996 (or any other time then set as the Expiration Date), the Offeror may, subject to the terms of the Merger Agreement as described below, elect to (i) extend the Offer and, subject to applicable withdrawal rights, retain all tendered Shares until the expiration of the Offer, as extended, (ii) subject to complying with applicable rules and regulations of the Commission, accept for payment all Shares so tendered and not extend the Offer or (iii) terminate the Offer and not accept for payment any Shares and return all tendered Shares to tendering shareholders. Under the terms of the Merger Agreement, the Offeror reserves the right to waive any condition to the Offer, to increase the price per Share payable in the Offer, and to make any other changes in the terms and conditions of the Offer; provided, however, that the Offeror may not change the form of consideration to be paid in the Offer, decrease the price per Share payable in the Offer, reduce the maximum number of Shares to be purchased in the Offer or impose any condition to the Offer in addition to those set forth in the Merger Agreement or amend any other term of the Offer in a manner materially adverse to the holders of Shares; and provided further that the Offeror may not unilaterally waive the Minimum Condition or the condition relating to the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act"), each of which conditions may be waived by the Offeror only with the prior written consent of the Company. Notwithstanding the foregoing, the Offeror may, without the consent of the Company, extend the Offer (i) if, at the then scheduled Expiration Date of the Offer any of the conditions to the Offer shall not have been satisfied or waived, until such conditions are satisfied or waived, (ii) for any period required by any rule, regulation, interpretation or position of the Commission or the Commission staff applicable to the Offer and
(iii) for any reason on one or more occasions for an aggregate period of not more than 20 business days (for all such extensions) beyond the latest expiration date that would otherwise be permitted under clause (i) or (ii) of this sentence if, as of the initial (or any subsequent) expiration date, there shall not have been tendered and not withdrawn at least 90% of the fully diluted outstanding Shares (excluding the unexercised portion of the Option).

     Subject to the limitations set forth in the Merger Agreement and described above, the Offeror reserves the right (but will not be obligated), at any time or from time to time in its sole discretion, to extend the period during which the Offer is open by giving oral or written notice of such extension to the Depositary and by making a public announcement of such extension. There can be no assurance that the Offeror will exercise its right to extend the Offer.

     Subject to the applicable rules and regulations of the Commission and subject to the limitations set forth in the Merger Agreement, the Offeror also expressly reserves the right, at any time and from time to time, in its sole discretion, (i) to delay payment for any Shares regardless of whether such Shares were theretofore accepted for payment, or to terminate the Offer and not to accept for payment or pay for any Shares not theretofore accepted for payment or paid for, upon the occurrence of any of the events described in the conditions set forth in Section 15, by giving oral or written notice of such delay or termination to the Depositary and (ii) at any time or from time to time, to amend the Offer in any respect. The Offeror's right to delay payment for any Shares or not to pay for any Shares theretofore accepted for payment is subject to the applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), relating to the Offeror's obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer.

     Any extension of the period during which the Offer is open, delay in acceptance for payment or payment, termination or amendment of the Offer will be followed, as promptly as practicable, by public announcement thereof, such announcement in the case of an extension to be issued not later than 10:00 a.m., Eastern time, on the next business day after the previous scheduled Expiration Date in accordance with the public announcement requirements of Rules 14d-4(c) and 14e-1(d) under the Exchange Act. Without limiting the obligation of the Offeror under such rules or the manner in which the Offeror may choose to make any public announcement, the Offeror currently intends to make announcements by issuing a press release to the Dow Jones News Service and making any appropriate filing with the Commission.

     If the Offeror makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer (including a reduction of the Minimum Condition), the Offeror will disseminate additional tender offer materials and extend the Offer if, and to the extent, required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act or otherwise. The minimum period during which a tender offer must remain open following material changes in the terms of the Offer or the information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. With respect to a change in price or a change in percentage of securities sought, a minimum ten business day period is generally required to allow for adequate dissemination to shareholders and for investor response.

     The Company has provided the Offeror with the Company's list of shareholders and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the Letter of Transmittal are being mailed to record holders of the Shares and furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the list of shareholders or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

2. ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES.

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Offeror will accept for payment and will pay for all Shares validly tendered prior to the Expiration Date and not theretofore withdrawn in accordance with Section 4 promptly after the later to occur of (i) the Expiration Date and (ii) subject to compliance with Rule 14e-1(c) under the Exchange Act, the satisfaction or waiver of the conditions set forth in Section 15 herein. Subject to compliance with Rule 14e-1(c) under the Exchange Act, the Offeror expressly reserves the right to delay payment for Shares in order to comply in whole or in part with any applicable law. See Sections 1, 16 and 18 herein. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares or timely confirmation (a "Book-Entry Confirmation") of a book-entry transfer of such Shares into the Depositary's account at The Depository Trust Company (the "Book-Entry Transfer Facilities"), pursuant to the procedures set forth in Section 3, (ii) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) with all required signature guarantees or, in the case of a book-entry transfer, an Agent's Message (as defined below) and (iii) any other documents required by the Letter of Transmittal.

     The term "Agent's Message" means a message transmitted by a Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that such Book-Entry Transfer Facility has received an express acknowledgement from the participant in such Book-Entry Transfer Facility tendering the Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Offeror may enforce such agreement against the participant.

     For purposes of the Offer, the Offeror will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn as, if and when the Offeror gives oral or written notice to the Depositary of the Offeror's acceptance of such Shares for payment. In all cases, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from the Offeror and transmitting such payment to tendering shareholders. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or the Offeror is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to the Offeror's rights under Section 1, the Depositary may, nevertheless, on behalf of the Offeror, retain tendered Shares, and such Shares may not be withdrawn except to the extent that the tendering shareholders are entitled to withdrawal rights as described in Section 4 below and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will interest be paid by the Offeror because of any delay in making such payment.

     If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased or untendered Shares will be returned, without expense to the tendering shareholder (or, in the case of Shares delivered by book-entry transfer to a Book-Entry Transfer Facility, such Shares will be credited to an account maintained within such Book-Entry Transfer Facility), as promptly as practicable after the expiration, termination or withdrawal of the Offer.

     If, prior to the Expiration Date, the Offeror increases the price being paid for Shares accepted for payment pursuant to the Offer, such increased consideration will be paid to all shareholders whose Shares are purchased pursuant to the Offer.

3. PROCEDURE FOR TENDERING SHARES.

     Valid Tenders. For Shares to be validly tendered pursuant to the Offer, a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message, and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering shareholder must comply with the guaranteed delivery procedures set forth below. In addition, either (i) certificates representing such Shares must be received by the Depositary or such Shares must be tendered pursuant to the procedure for book-entry transfer set forth below, and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date or (ii) the guaranteed delivery procedures set forth below must be complied with. No alternative, conditional or contingent tenders will be accepted. DELIVERY OF DOCUMENTS TO A BOOK-ENTRY TRANSFER FACILITY IN ACCORDANCE WITH SUCH BOOK-ENTRY TRANSFER FACILITY'S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO A DEPOSITARY FOR THIS OFFER.

     Book-Entry Transfer. The Depositary will make a request to establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in a Book-Entry Transfer Facility's system may make book-entry delivery of Shares by causing a Book-Entry Transfer Facility to transfer such Shares into the Depositary's account at a Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedures for transfer. Although delivery of Shares may be effected through book-entry at a Book-Entry Transfer Facility prior to the Expiration Date, (i) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent's Message in connection with a book-entry transfer, and any other required documents, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase or (ii) the guaranteed delivery procedures described below must be complied with.

     Signature Guarantee. Signatures on the Letter of Transmittal must be guaranteed by a member in good standing of the Securities Transfer Agents Medallion Program, or by any other bank, broker, dealer, credit union, savings association or other entity which is an "eligible guarantor institution," as such term is defined in Rule 17Ad-15 under the Exchange Act (each of the foregoing being referred to as an "Eligible Institution" and, collectively, as "Eligible Institutions"), unless the Shares tendered thereby are tendered (i) by a registered holder of Shares who has not completed either the box labeled "Special Delivery Instructions" or the box labeled "Special Payment Instructions" on the Letter of Transmittal or (ii) for the account of any Eligible Institution. If the certificates evidencing Shares are registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made, or delivered to, or certificates for unpurchased Shares are to be issued or returned to, a person other than the registered owner or owners, then the certificates for the tendered Shares must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name or names of the registered owner or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

     Guaranteed Delivery. If a shareholder desires to tender Shares pursuant to the Offer and such shareholder's certificates for Shares are not immediately available or time will not permit all required documents to reach the Depositary prior to the Expiration Date or the procedure for book-entry transfer cannot be completed on a timely basis, such Shares may nevertheless be tendered if all of the following guaranteed delivery procedures are duly complied with:

          (i) the tender is made by or through an Eligible Institution;

          (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by the Offeror herewith, is received by the Depositary, as provided below, prior to the Expiration Date; and

          (iii) the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), and any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message, and any other documents required by the Letter of Transmittal are received by the Depositary within three (3) Nasdaq National Market trading days after the date of such Notice of Guaranteed Delivery.

     The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

     THE METHOD OF DELIVERY OF SHARES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH ANY BOOK-ENTRY TRANSFER FACILITY, IS AT THE OPTION AND RISK OF THE TENDERING SHAREHOLDER. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED.

     Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases by made only after timely receipt by the Depositary of (i) certificates for such Shares or a Book-Entry Confirmation, (ii) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with all required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message and
(iii) any other documents required by the Letter of Transmittal.

     BACKUP FEDERAL INCOME TAX WITHHOLDING. TO PREVENT BACKUP FEDERAL INCOME TAX WITHHOLDING WITH RESPECT TO PAYMENT OF THE PURCHASE PRICE FOR SHARES PURCHASED PURSUANT TO THE OFFER, EACH SHAREHOLDER MUST PROVIDE THE DEPOSITARY WITH HIS OR HER CORRECT TAX IDENTIFICATION NUMBER ("TIN") AND CERTIFY THAT HE OR SHE IS NOT SUBJECT TO BACKUP FEDERAL WITHHOLDING BY COMPLETING THE SUBSTITUTE FORM W-9 INCLUDED IN THE LETTER OF TRANSMITTAL. SEE THE INSTRUCTIONS SET FORTH IN THE LETTER OF TRANSMITTAL.

     Determination of Validity. All questions as to the form of documents and the validity, eligibility (including timeliness and receipt) and acceptance for payment of any tender of Shares will be determined by the Offeror, in its sole discretion, and its determination will be final and binding on all parties. The Offeror reserves the absolute right to reject any or all tenders of any Shares that are determined by it not to be in proper form or the acceptance of or payment for which may, in the opinion of the Offeror, be unlawful. The Offeror also reserves the absolute right to waive any of the conditions of the Offer, subject to the limitations set forth in the Merger Agreement, or any defect or irregularity in the tender of any Shares. The Offeror's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions to the Letter of Transmittal) will be final and binding on all parties. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. The Offeror, BUSA, the Parent, the Dealer Manager, the Information Agent, the Depositary or any other person will not be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

     Other Requirements. By executing the Letter of Transmittal as set forth above, a tendering shareholder irrevocably appoints designees of the Offeror as such shareholder's proxies, each with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of such shareholder's rights with respect to the Shares tendered by such shareholder and accepted for payment by the Offeror (and any and all other Shares or other securities or rights issued or issuable in respect of such Shares on or after February 27,
1996). All such proxies shall be considered coupled with an interest in the tendered Shares. This appointment is effective when, and only to the extent that, the Offeror accepts for payment the Shares deposited with the Depositary. Upon acceptance for payment, all prior proxies given by the shareholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent proxies may be given or written consent executed (and, if given or executed, will not be deemed effective). The designees of the Offeror will, with respect to the Shares and other securities or rights, be empowered to exercise all voting and other rights of such shareholder as they in their sole judgment deem proper in respect of any annual or special meeting of the Company's shareholders, or any adjournment or postponement thereof. The Offeror reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon the Offeror's payment for such Shares, the Offeror must be able to exercise full voting and other rights with respect to such Shares and the other securities or rights issued or issuable in respect of such Shares, including voting at any meeting of shareholders (whether annual or special and whether or not adjourned) in respect of such Shares.

4. WITHDRAWAL RIGHTS.

     Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment pursuant to the Offer, may also be withdrawn at any time after April 25, 1996. If the purchase of or payment for Shares is delayed for any reason or if the Offeror is unable to purchase or pay for Shares for any reason, then, without prejudice to the Offeror's rights under the Offer, tendered Shares may be retained by the Depositary on behalf of the Offeror and may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as set forth in this Section 4, subject to Rule 14e-1(c) under the Exchange Act, which provides that no person who makes a tender offer shall fail to pay the consideration offered or return the securities deposited by or on behalf of security holders promptly after the termination or withdrawal of the Offer.

     For a withdrawal to be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name in which the certificates representing such Shares are registered, if different from that of the person who tendered the Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer set forth in Section 3, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. All questions as to the form and validity (including timeliness and receipt) of notices of withdrawal will be determined by the Offeror, in its sole discretion, and its determination will be final and binding on all parties. The Offeror, BUSA, the Parent, the Dealer Manager, the Depositary, the Information Agent or any other person will not be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

     Any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer, but may be retendered at any subsequent time prior to the Expiration Date by following any of the procedures described in Section 3 herein.

5. CERTAIN FEDERAL INCOME TAX CONSEQUENCES.

     The following is a summary of the principal federal income tax consequences of the Offer and the Merger to holders whose Shares are purchased pursuant to the Offer or whose Shares are converted to the right to receive cash in the Merger (including pursuant to the exercise of appraisal rights). The discussion applies only to holders of Shares in whose hands Shares are capital assets and may not apply to Shares received pursuant to the exercise of employee stock options or otherwise as compensation, or to holders of Shares who are in special tax situations (such as insurance companies, tax-exempt organizations or non-U.S. persons).

     THE FEDERAL INCOME TAX CONSEQUENCES SET FORTH BELOW ARE INCLUDED FOR GENERAL INFORMATIONAL PURPOSES ONLY AND ARE BASED UPON CURRENT LAW. BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, EACH HOLDER OF SHARES SHOULD CONSULT SUCH HOLDER'S OWN TAX ADVISOR TO DETERMINE THE APPLICABILITY OF THE RULES DISCUSSED BELOW TO SUCH SHAREHOLDER AND THE PARTICULAR TAX EFFECTS OF THE OFFER AND THE MERGER, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL AND OTHER INCOME TAX LAWS.

     The receipt of cash for Shares pursuant to the Offer or the Merger (including pursuant to the exercise of appraisal rights) will be a taxable transaction for federal income tax purposes (and also may be a taxable transaction under applicable state, local and other income tax laws). In general, for federal income tax purposes, a holder of Shares will recognize gain or loss equal to the difference between the holder's adjusted tax basis in the Shares sold pursuant to the Offer or converted into the right to receive cash in the Merger and the amount of cash received therefor. Gain or loss must be determined separately for Shares acquired in different transactions which are sold pursuant to the Offer or are converted into the right to receive cash in the

Merger. Such gain or loss will be capital gain or loss (other than, with respect to the exercise of appraisal rights, amounts, if any, which are or are deemed to be interest for federal income tax purposes, which amounts will be taxed as ordinary income) and will be long-term gain or loss if, on the date of sale (or, if applicable, the date of the Merger), the Shares were held for more than one year.

     Payments in connection with the Offer or the Merger may be subject to "backup withholding" at a rate of 31%. Backup withholding generally applies if the shareholder (i) fails to furnish his or her TIN, (ii) furnishes an incorrect TIN, (iii) fails to properly include a reportable interest or dividend payment on his or her federal income tax return or (iv) under certain circumstances, fails to provide a certified statement, signed under penalty of perjury, that the TIN provided is his or her correct number and that he or she is not subject to backup withholding. Backup withholding is not an additional tax, but merely an advance payment, which may be refunded to the extent it results in an overpayment of tax. Certain persons generally are entitled to exemption from backup withholding, including corporations and financial institutions. Certain penalties apply for failure to furnish correct information and for failure to include reportable payments in income. Each shareholder should consult with his or her own tax advisor as to his or her qualification for exemption from backup withholding and the procedure for obtaining such exemption. Tendering shareholders may be able to prevent backup withholding by completing the Substitute Form W-9 included in the Letter of Transmittal. See Section 3.

6. PRICE RANGE OF SHARES; DIVIDENDS.

     The Shares are principally traded on the Nasdaq National Market. The Shares are traded under the symbol "VRSY". The following table sets forth for the periods indicated the high and low sales prices per Share as furnished by the Nasdaq National Market. These prices reflect prices between dealers, without retail markups, markdowns or commissions, and may not necessarily represent actual transactions.

                                                                     HIGH          LOW
                                                                    -------      -------
        FISCAL YEAR ENDED JULY 31, 1994
          First Quarter..........................................   $13.750      $ 8.250
          Second Quarter.........................................    15.000        9.750
          Third Quarter..........................................    10.750        8.000
          Fourth Quarter.........................................    10.000        7.484
        FISCAL YEAR ENDED JULY 31, 1995
          First Quarter..........................................   $ 9.000      $ 7.750
          Second Quarter.........................................     9.500        7.750
          Third Quarter..........................................    13.500        9.000
          Fourth Quarter.........................................    13.000        8.750
        FISCAL YEAR ENDED JULY 31, 1996
          First Quarter..........................................   $ 9.500      $ 8.250
          Second Quarter.........................................    12.750        8.750
          Third Quarter (Through February 27, 1996)..............    16.500       12.750

     On February 27, 1996, the last full day of trading prior to the commencement of the Offer, the closing price per Share as furnished by the Nasdaq National Market was $16.500. Holders of Shares are urged to obtain current market quotations for the Shares.

     The Company has not paid dividends on the Shares. Under the terms of the Merger Agreement, the Company is prohibited from paying any dividends on its capital stock, including the Shares.

7. EFFECT OF THE OFFER ON MARKET FOR SHARES, NASDAQ LISTING AND REGISTRATION UNDER THE EXCHANGE ACT.

     The purchase of the Shares by the Offeror pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and will reduce the number of holders of Shares, which will adversely affect the liquidity and market value of the remaining Shares held by shareholders other than the Offeror.

     Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards for continued inclusion in the Nasdaq National Market. If the Shares no longer meet such standards, the Nasdaq National Market might cease to provide quotations, but quotations might still be available from other sources. The Offeror cannot predict whether the Nasdaq National Market standards will be met after the Offer.

     The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application by the Company to the Commission if there are fewer than 300 record holders of Shares. It is the intention of the Offeror to seek to cause an application for such termination to be made as soon after consummation of the Offer as the requirements for termination of registration of the Shares are met. If such registration were terminated, the Company would no longer legally be required to disclose publicly in proxy materials distributed to shareholders the information which it now must provide under the Exchange Act or to make public disclosure of financial and other information in annual, quarterly and other reports required to be filed with the Commission under the Exchange Act; and the officers, directors and 10% or more shareholders of the Company would no longer be subject to the "short-swing" insider trading reporting and profit recovery provisions of the Exchange Act. Furthermore, if such registration were terminated, persons holding "restricted securities" of the Company may be deprived of their ability to dispose of such securities under Rule 144 promulgated under the Securities Act of 1933, as amended, and the Shares would no longer meet the standards for continued inclusion in Nasdaq National Market.

     The Shares are currently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding listing and market quotations, it is possible that, following the Offer, the Shares would no longer constitute "margin securities" for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers. If registration of Shares under the Exchange Act were terminated, the Shares would no longer be "margin securities."

8. CERTAIN INFORMATION CONCERNING THE COMPANY.

     The Company is a Minnesota corporation with its principal executive offices located at 300 Interchange North, 300 Highway 169 South, Minneapolis, Minnesota, 55426. Except as otherwise set forth herein, the information concerning the Company contained in this Offer to Purchase, including financial information, has been furnished by the Company or has been taken from or based upon publicly available documents and records on file with the Commission and other public sources. Although neither the Offeror nor the Parent nor BUSA has any knowledge that would indicate that statements contained herein based upon such documents are untrue, neither the Offeror, BUSA, the Parent nor the Dealer Manager or Information Agent assumes any responsibility for the accuracy or completeness of the information concerning the Company, furnished by the Company, or contained in such documents and records or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to the Offeror, BUSA and the Parent.

     The Company develops, manufacturers and markets consumer lettering, labeling, signage and presentation systems which enhance the quality, professionalism and effectiveness of a wide range of communications. The lettering and labeling systems generate professional quality type-on-tape in a variety of colors and in sizes ranging from one-half to four inches. The PosterPrinter machine, targeted for the presentation market, enlarges standard-sized originals to poster or banner-sized documents. In addition, a PosterPrinter machine sold with a computer interface allows the end user to print computer generated originals from a personal computer using specific application software. The Company recently introduced VintageColor(TM), a wide-format, graphics printing system which produces output in 24 or 36 inch widths up to 100 feet long. The Company also offers a broad line of consumable supplies and accessories which are used with all of its products. The Company has manufacturing facilities located in the Minneapolis, Minnesota metropolitan area.

     Set forth below is certain summary consolidated financial data with respect to the Company excerpted or derived from financial information contained in the Company's Annual Report on Form 10-K for the year ended July 31, 1995, and the Company's Quarterly Report on Form 10-Q for the quarter ended October 31, 1995. More comprehensive financial information is included in such reports and other documents filed by the Company with the Commission, and the following summary is qualified in its entirety by reference to such reports and such other documents and all the financial information (including any related notes) contained therein. Such reports and other documents should be available for inspection and copies thereof should be obtainable in the manner set forth below.

                            VARITRONIC SYSTEMS, INC.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                  THREE MONTHS ENDED
                                                     OCTOBER 31,             YEAR ENDED JULY 31,
                                                  ------------------    -----------------------------
                                                   1995       1994       1995       1994       1993
                                                  -------    -------    -------    -------    -------
                                                     (UNAUDITED)
INCOME STATEMENT DATA:
  Net sales....................................   $13,256    $11,858    $49,525    $44,819    $45,423
  Gross profit.................................     4,518      4,420     16,068     17,461     17,874
  Income from operations.......................     1,001        919        931      2,580      3,612
  Net income...................................       635        574        543      1,690      2,621
  Net income per Share.........................      $.27       $.25       $.23       $.65       $.94

                                                                                      JULY 31,
                                                                                 ------------------
                                                                                  1995       1994
                                                                  OCTOBER 31,    -------    -------
                                                                     1995
                                                                  -----------
                                                                  (UNAUDITED)
BALANCE SHEET DATA:
  Working Capital..............................................     $17,862      $17,366    $14,466
  Property and Equipment.......................................       4,339        4,514      4,264
  Total Assets.................................................      26,207       27,565     25,940
  Long-Term Debt...............................................       3,050        3,300         --
  Shareholders Equity..........................................      19,150       18,580     18,731

     On February 20, 1996, the Company issued a press release reporting the following unaudited results of operations for the quarter and six months ended January 31, 1996 and containing information for the comparable prior periods:

                                                           THREE MONTHS ENDED     SIX MONTHS ENDED
                                                              JANUARY 31,           JANUARY 31,
                                                           ------------------    ------------------
                                                            1996       1995       1996       1995
                                                           -------    -------    -------    -------
                                                           (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net sales...............................................   $12,248    $12,128    $25,504    $23,986
Net income..............................................       866        702      1,501      1,275
Net income per Share....................................      $.37       $.30       $.65       $.55

     In connection with the February 7, 1996 meeting of representatives of the Parent and the Company, described at Section 11 herein, and for the purposes of supporting the Company's belief that an offer of more than $14.00 per share was appropriate, representatives of the Company submitted summary Company forecasts and financial projections for fiscal years 1996 through 2000. These summary financial forecasts reflect an increase in sales from $51.5 million for fiscal year 1995 to $75.6 million for fiscal year 2000, and an increase in net income from $1.5 million to $8.0 million. The assumptions, if any, underlying the forecasts were not disclosed.

     The Company has advised the Offeror that it does not as a matter of course disclose its internal forecasts. The forecasts were not prepared with a view to public disclosure or compliance with published guidelines of the Commission or the American Institute of Certified Public Accountants for prospective financial information. Certain information from the forecasts is included herein solely because the forecasts were furnished to Parent by representatives of the Company. Accordingly, the inclusion of such information in this Offer should not be regarded as an indication that the Parent, the Offeror, BUSA, the Company or their respective financial advisors or their respective officers and directors consider such information to be accurate or reliable, and none of such persons assumes any responsibility for the accuracy therefor. The forecasts cover a period of five fiscal years. The forecasted sales and earnings for the Company are far greater than the Company's historical rate of growth during the five preceding fiscal years, during which the Company's sales increased from $39.2 million to $49.5 million and net income decreased from $2.9 million to $0.5 million. Moreover, any forecasts as to future sales and earnings are inherently subject to numerous risks and uncertainties, including general economic conditions, competition, technological advances, costs of raw materials and products, availability of continued sources of supply and availability of key management.

     The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. The Company is required to disclose in such proxy statements certain information, as of particular dates, concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities and any material interests of such persons in transactions with the Company. Such reports, proxy statements and other information may be inspected at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: Northeast Regional Office, Seven World Trade Center, 13th Floor, New York, New York 10048 and Midwest Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661.

9. CERTAIN INFORMATION CONCERNING THE PARENT, BUSA AND THE OFFEROR.

     The Offeror is a newly incorporated Minnesota corporation and a wholly-owned subsidiary of BUSA, which is a wholly-owned subsidiary of the Parent, which is a Wisconsin corporation. To date, the Offeror has not conducted any business other than that incident to its formation, the execution and delivery of the Merger Agreement and the commencement of the Offer. Accordingly, no meaningful financial information with respect to the Offeror is available.

     BUSA is a Wisconsin corporation and a wholly-owned subsidiary of the Parent. BUSA, which is a Wisconsin corporation, was incorporated in 1991 to act as the domestic arm of the Parent's operations. Financial information on BUSA is included in the summary consolidated financial data of the Parent set forth below.

     The principal executive offices of the Offeror, BUSA and the Parent are located at 6555 West Good Hope Road, Milwaukee, Wisconsin 53223. The Parent develops, manufactures and sells a broad range of stock and customized products employing its knowledge of surface chemistry, principally in adhesives, coatings and graphics technologies. The Parent's products include over 20,000 stock items and a wide variety of custom items, which are used primarily to identify, inform or instruct, including pressure-sensitive identification, labeling and marking systems for electrical wires and pipes; self-bonding nameplates, safety and instructional signs and specialized tapes used in audio, video and computer applications. The Parent's products are sold by direct sales force and mail order sales, and are used in a variety of industrial, commercial, governmental, public utility, medical equipment, computer and consumer product markets, including original equipment manufacturers. The Parent and its subsidiaries operate 12 manufacturing facilities in the United States and six foreign countries. Domestic and international operations are conducted through its Identification Systems and Specialty Tapes Group, Signmark Group and Seton Group. Domestic operations are located in Connecticut and Wisconsin. International operations are located in Australia, Belgium, Canada, England, France, Germany, Hong Kong, Italy, Japan, Korea, New Zealand, Singapore, Spain and Sweden.

     The Parent and its subsidiaries purchased approximately $12,270,000, $8,311,000 and $8,039,000 in products from the Company for the fiscal years ended July 31, 1995, July 31, 1994 and July 31, 1993, respectively.

     Set forth below is certain summary consolidated financial data with respect to the Parent excerpted or derived from financial information contained in the Parent's Annual Report on Form 10-K for the fiscal year ended July 31, 1995, and the Parent's Quarterly Report on Form 10-Q for the quarter ended January 31, 1996 (which are incorporated by reference herein). More comprehensive financial information is included in such reports and other documents filed with the Commission and the following summary is qualified in its entirety by reference to such reports and such other documents and all financial information (including any related notes) contained therein. Such reports and other documents should be available for inspection and copies thereof should be obtainable in the manner set forth below.

                                W. H. BRADY CO.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                               SIX MONTHS ENDED
                                                 JANUARY 31,                 YEAR ENDED JULY 31,
                                             --------------------    -----------------------------------
                                               1996        1995         1995          1994        1993
                                             --------    --------    -----------    --------    --------
                                                 (UNAUDITED)
INCOME STATEMENT DATA:
  Net revenues............................   $167,043    $147,896     $ 314,362     $255,841    $242,970
  Income from operations..................     16,304      17,523        40,585       29,475      25,324
  Net income..............................     12,210      11,033        27,911       18,540      16,856
  Net income per Share, Class A
     Nonvoting............................       $.55        $.50         $3.83        $2.55       $2.33

                                                                     JANUARY 31,          JULY 31,
                                                                        1996          1995        1994
                                                                     -----------    --------    --------
                                                                     (UNAUDITED)
BALANCE SHEET DATA:
  Working capital................................................     $ 126,554     $129,938    $100,023
  Total assets...................................................       242,132      230,005     202,509
  Long-term debt.................................................         1,944        1,903       1,855
  Total shareholders' equity.....................................       176,825      170,823     145,129

     The Parent is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports and other information with the Commission relating to its business, financial condition and other matters. Such reports and other information are available for inspection and copying at the offices of the Commission in the same manner as set forth with respect to the Company in Section 8.

     Except pursuant to the Option and as otherwise described in this Offer to Purchase, neither of the Offeror, BUSA, the Parent, nor, to the best knowledge of the Parent and its subsidiaries, any of the persons listed in Schedule I to this Offer to Purchase owns or has any right to acquire any Shares and none of them has effected any transaction in the Shares during the past 60 days.

10. SOURCE AND AMOUNT OF FUNDS.

     If all Shares outstanding at February 26, 1996 and all Shares covered by options outstanding at February 26, 1996 (excluding the Option) which were exercisable at such date or the exercise of which has been accelerated to immediately prior to the closing of the Offer are tendered pursuant to the Offer, the aggregate purchase price and estimated fees and expenses will be approximately $46,000,000. The Offeror will obtain all such funds from the Parent, which currently has these funds in available cash. This Offer is not subject to a financing condition.

11. BACKGROUND OF THE OFFER.

     On July 6, 1995, in the course of a meeting between Scott F. Drill, the Company's Chairman of the Board, President and Chief Executive Officer, and Katherine M. Hudson, the Parent's President and Chief Executive Officer, the two discussed potential synergies that would result from the Parent and the Company combining their operations. The Parent is the largest customer of the Company. On December 11, 1995, Katherine M. Hudson and Parent's Vice President, Donald P. DeLuca, met with Scott F. Drill and the Company's Vice President of Finance, Norbert F. Nicpon, and the Company's Vice President of Corporate Development, Deborah L. Moore, and discussed synergies from a combination of the respective companies. No understandings or agreements were reached during these discussions.

     On December 22, 1995, Ms. Hudson wrote to Mr. Drill requesting the opportunity to meet with the Company's board of directors during the first week of January 1996 to discuss a potential business combination of the Parent and the Company. Although this letter did not extend an offer to the Company, it expressed the opinion that a price of $13.50 per Share would be fair to the Company's shareholders. By letter dated December 27, 1995, Mr. Drill advised Ms. Hudson that her letter would be brought to the attention of the Company's board of directors after January 3, 1996 and that a response would be forthcoming during the week of January 8, 1996.

     On January 5, 1996, BUSA, in a matter unrelated to the Offer, commenced an arbitration action against the Company challenging the Company's November 1995 notice of termination of the Company's distributor agreement with BUSA. BUSA sought both equitable and monetary relief. BUSA also requested interim injunctive relief in federal court. On January 30, 1996, the Company commenced separate litigation against BUSA in federal court alleging, among other things, violations of federal anti-trust law, tortious interference, deceptive trade practices and business defamation.

     On January 12, 1996, the Company informed the Parent that it had retained the investment banking firm of Brown, Gibbons, Lang & Company, L.P. to explore methods of maximizing the Company's long and short-term value. Discussions continued between representatives of the Company and the Parent during January 1996. On January 29, 1996, the Parent addressed a letter to the Company's board of directors again requesting an opportunity to discuss a potential business combination at an increased price of $14.00 per Share. The Parent also issued a January 29, 1996 press release announcing its request for an opportunity to discuss a potential business combination with the Company. Pursuant to a January 30, 1996, letter from the Company, representatives of the Company and the Parent met on February 7, 1996, and discussed potential advantages of a business combination.

     On February 9, 1996, the Parent delivered a letter to the Company's board of directors by which it offered to purchase the Company for $16.00 per Share, subject to certain conditions. On February 13, 1996, the Company's board of directors responded that it considered the $16.00 price to be fair, subject to certain conditions. The Company formed a special committee to consider the Parent's February 9, 1996 offer. On February 23, 1996, Scott F. Drill announced that he and a group, including current executive officers of the Company (the "Drill Group"), intended to submit a competing offer to purchase the Company.

     On February 26, 1996, a special committee of the Company's board of directors met to consider (i) the Drill Group's offer of $17.50 per Share, subject to certain financing and other conditions and (ii) the Parent's February 9, 1996 offer of $16.00 per Share. On February 26, 1996, after meeting with the special committee, the Parent offered to purchase the Company for $17.50 per Share, subject to certain conditions and subject to approval from its board of directors. On February 26, 1996, a special committee of the Company's board of directors approved a proposed cash tender offer for the Company's Shares by the Offeror, BUSA and the Parent in conformance with MBCA Section 302A.671 and approved the Merger Agreement subject to a successful completion of the Offer. See Section 13. On February 27, 1996, the Parent's board of directors approved the $17.50 per Share offer. On February 27, 1996, the Parent and the Company jointly announced, among other things, that they had entered into the Merger Agreement and that the Offer would commence within three business days.

12. PURPOSE OF THE OFFER AND THE MERGER; PLANS FOR THE COMPANY.

     The purpose of the Offer, the Merger and the Merger Agreement is to enable the Parent to acquire control of, and the entire equity interest in, the Company. Upon consummation of the Merger, the Company will become an indirect, wholly-owned subsidiary of the Parent. The Offer is being made pursuant to the Merger Agreement.

     Under the Company's Articles, the approval of the Board of Directors of the Company and the affirmative vote of the holders of two-thirds of the outstanding Shares are required to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger. The Board of Directors of the Company, including a special committee of disinterested directors, has approved the Offer, the Merger and the Merger Agreement, and, unless the Merger is consummated pursuant to the short form merger provisions under the MBCA described below, the only remaining required corporate action of the Company is the approval and adoption of the Merger Agreement by the affirmative vote of the holders of at least two-thirds of the Shares. If the Minimum Condition is satisfied, including satisfaction as a result of the exercise, in whole or in part, of the Option held by the Parent for a number of newly issued shares equal to 19.9% of the Company's outstanding common stock, the Offeror will have sufficient voting power to cause the approval and adoption of the Merger Agreement and the transactions contemplated thereby without the affirmative vote of any other shareholder. See Section 13 for a discussion of the Option.

     In the Merger Agreement, the Company has agreed to take all action necessary to convene a meeting of its shareholders as promptly as practicable after the consummation of the Offer for the purpose of considering and taking action on the Merger Agreement and the transactions contemplated thereby, if such action is required by the MBCA. The Parent has agreed that all Shares owned by the Parent or the Offeror (including any Shares acquired pursuant to the exercise of the Option) will be voted in favor of the Merger Agreement.

     The Parent intends to undertake an operations review of the Company's operations and to study how operations of the two companies can best be optimized. The Parent will continue to evaluate the Company's other business and operations and will take such actions as a result of such review as are appropriate under the circumstances.

     Except as indicated in this Offer to Purchase, the Parent does not have any present plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, a sale or transfer of a material amount of consolidated assets of the Company and its subsidiaries or any material change in the Company's capitalization or dividend policy or any other material changes in the Company's corporate structure or business.

13. THE MERGER AGREEMENT.

     The following summary of certain provisions of the Merger Agreement, a copy of which has been filed as an exhibit to the Schedule 14D-1, is qualified in its entirety by reference to the text of the Merger Agreement.

     The Offer. The Offeror commenced the Offer in accordance with the terms of the Merger Agreement. Pursuant to the terms and conditions of the Merger Agreement, the Parent, BUSA, the Offeror and the Company are required to use all reasonable efforts to take all action as may be necessary or appropriate in order to effectuate the Offer and the Merger as promptly as possible and to carry out the transactions provided for or contemplated by the Merger Agreement.

     Company Actions. Pursuant to the Merger Agreement, the Company has agreed that, subject to the fiduciary duties of the Board of Directors of the Company under applicable law as determined by the Board of Directors of the Company in good faith after consultation with the Company's outside counsel, it will file with the Commission and mail to its shareholders, a Solicitation/Recommendation Statement on Schedule 14D-9 containing the recommendation of the Board of Directors that the Company's shareholders accept the Offer and approve the Merger and the Merger Agreement.

     The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions of the Merger Agreement, and in accordance with the MBCA, the Offeror shall be merged with and into the Company at the Effective Time. Following the Merger, the separate corporate existence of the Offeror shall cease and the Company shall continue as the Surviving Corporation and shall succeed to and assume all the rights and obligations of the Offeror in accordance with the MBCA and the Merger Agreement. The Articles of Incorporation of the Company shall become the Articles of Incorporation of the Surviving Corporation, at least a majority of the directors of the Surviving Corporation shall be nominees of Parent, and the officers of the Company shall be the officers of the Surviving Corporation, in each case until their successors are chosen.

     Conversion of Securities. At the Effective Time, each Share issued and outstanding immediately prior thereto shall be canceled and extinguished and each Share (other than Shares owned by the Company, the Parent, or any subsidiary of either, including the Offeror, and any Dissenting Shares) shall, by virtue of the Merger and without any action on the part of the Offeror, the Company or the holders of the Shares, be converted into and represent the right to receive an amount equal to the Offer Price. Each share of common stock of the Offeror issued and outstanding immediately prior to the Effective Time shall, at the Effective Time, by virtue of the Merger and without any action on the part of the Offeror, the Company or the holders of Shares, be converted into and shall thereafter evidence one validly issued and outstanding share of common stock of the Surviving Corporation.

     Dissenting Shares. Shares which are held by holders who have properly exercised appraisal rights with respect thereto in accordance with Sections 302A.471 and 302A.473 of the MBCA will not be exchangeable for the right to receive an amount equal to the Offer Price in cash, and instead holders of such Shares will be entitled to receive payment of the appraised value of such stock, unless such holders fail to perfect or withdraw or lose their right to appraisal and payment under the MBCA.

     Representations and Warranties. In the Merger Agreement, the Company has made customary representations and warranties to the Offeror, including, but not limited to, representations and warranties relating to: the Company's organization, qualification and capitalization; its authority to enter into the Merger Agreement and carry out related transactions; filings made by the Company with the Commission under the Securities Act of 1933, as amended or the Exchange Act (including financial statements included in the documents filed by the Company under these Acts); required consents and approvals; compliance with applicable laws, the Company's intellectual property and the absence of certain changes or events which would have a Material Adverse Effect on the Company. "Material Adverse Effect" is defined as a material adverse effect on the operations of the Company and its subsidiaries taken as a whole.

     The Offeror, BUSA and the Parent have also made customary representations and warranties to the Company, including, but not limited to, representations and warranties relating the Offeror's, BUSA's, and the Parent's organization and qualification, authority to enter into the Merger Agreement, required consents and approvals and the availability of sufficient funds to consummate the Offer and the Merger.

     Covenants Relating to the Conduct of Business. The Company has agreed that it will, and will cause its subsidiaries to, carry on their respective businesses in, and not enter into any material transaction other than in accordance with, the usual and ordinary course of business. The Company has agreed that, except as contemplated by the Merger Agreement or as disclosed by the Company to the Parent prior to the execution of the Merger Agreement, it shall not, and shall not permit any of its subsidiaries to, without the prior consent of the Parent:

          (i) issue, sell, pledge or encumber, or authorize or propose the issuance, sale, pledge or encumbrance of (a) any shares of capital stock of any class (including the shares of Common Stock), or securities convertible into any such shares, or any rights, warrants or options to acquire any such shares or other convertible securities, or grant or accelerate any right to convert or exchange any securities of the Company or any of its subsidiaries for such shares, other than shares of Common Stock issuable upon exercise of currently outstanding options, or (b) any other securities in respect of, in lieu of or in substitution for shares of Common Stock outstanding on the date of the Merger Agreement;

          (ii) redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any of its outstanding securities (including the shares of Common Stock);

          (iii) split, combine or reclassify any shares of its capital stock or declare or pay any dividend or distribution on any shares of capital stock of the Company;

          (iv) except pursuant to agreements or arrangements in effect on the date of the Merger Agreement which have been disclosed to the Offeror, authorize capital expenditures in excess of $500,000 in the aggregate, make any acquisition or disposition of a material amount of assets (other than inventory) or securities, enter into or amend or terminate any contract, material to the business of the Company and its subsidiaries taken as a whole, or release or relinquish any contact rights or claims, material to the business of the Company and its subsidiaries taken as a whole;

          (v) pledge or encumber any material assets of the Company except in the ordinary course of business;

          (vi) incur any long-term debt for borrowed money or short-term debt for borrowed money in an aggregate amount in excess of $100,000 except for debt incurred in the ordinary course of business (including, without limitation, to fund working capital needs);

          (vii) propose or adopt any amendments to the Articles of Incorporation or By-Laws of the Company;

          (viii) adopt a plan of complete or partial liquidation or resolutions providing for the complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its subsidiaries;

          (ix) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person, except wholly owned subsidiaries of the Company in the ordinary course of business and consistent with past practice;

          (x) make any loans, advances or capital contributions to, or investments in, any other person (other than loans or advances to subsidiaries and customer loans or advances to employees in accordance with past practices);

          (xi) except as required by applicable laws, adopt or amend any bonus, profit sharing, compensation, stock option, pension, retirement, deferred compensation, severance, termination, employment or other employee benefit plan, agreement, trust, fund, policy or other arrangement for the benefit or welfare of any employee or director or former employee or director or, except as required by applicable laws, increase the compensation or fringe benefits of any employee or pay any employee or pay any benefit not required by any existing plan, arrangement or agreement;

          (xii) make any tax election or settle or compromise any federal, state, local or foreign income tax liability, except in the ordinary course of business and consistent with past practice; or

          (xiii) agree in writing or otherwise to take any of the foregoing actions.

     No Solicitation. The Merger Agreement provides that neither the Company nor any of its subsidiaries, nor any of their respective directors, officers, employees, representatives, agents or affiliates, will directly or indirectly encourage, solicit, initiate or, except as is required in the exercise of fiduciary duties of the Company's directors and officers to its shareholders, upon advice of counsel to the Company, participate in any discussions or negotiations with, or knowingly provide any information to, any corporation, partnership, person or other entity or group (other than the Parent, BUSA, or the Offeror or any affiliate or agents) concerning any merger, sale of substantial assets or shares of capital stock or similar transactions involving the Company or any material subsidiary or division of the Company, provided, however, that nothing contained in the Merger Agreement will prohibit the Company or its Board of Directors from (i) taking and disclosing to the Company's shareholders a position with respect to a tender offer by a third party pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act,
(ii) making such disclosure to the Company's shareholders which, in the judgment of the Board of Directors with the advice of counsel, may be required under applicable law or (iii) providing information to, or participating in discussions or negotiations with, any party that the Board of Directors believes in good faith would be capable of effecting an acquisition of the Company on terms that are superior, from a financial point of view, to the Offer and the Merger. The Merger Agreement requires the Company promptly to communicate to Offeror if it is furnishing information to or engaging in negotiations with any third party with respect to the acquisition of the Company or any of its assets or subsidiaries.

     Options. Options to purchase Shares are outstanding under stock option plans of the Company (the "Company Stock Option Plans") and pursuant to the Merger Agreement, the Company has granted the Parent the Option (providing for the purchase of a number of newly issued Shares equal to 19.9% of the outstanding shares of the Company for $17.50 per share). See below. As of the date of the Merger Agreement, options for a total of 193,500 Shares (the "Company Stock Options") were outstanding under the Company Stock Option Plans and pursuant to an agreement with an officer. The Merger Agreement provides that at the Effective Time each Company Stock Option shall be canceled for a payment of $17.50 per Share minus the exercise price thereof.

     Indemnification. From and after the Effective Time, the Surviving Corporation shall indemnify, defend and hold harmless the present and former officers, directors, employees and agents of the Company, in each case to the full extent permitted under the MBCA.

     Employee Benefits. Under the Merger Agreement, the Offeror agreed to honor and to cause the Surviving Corporation to honor and perform its obligations under certain benefit plans, programs, policies and agreements and certain compensation agreements, but only to the extent consistent with the terms and conditions in effect on December 1, 1995 of any such plan, program policy or agreement (or model thereof) provided to the Offeror.

     The Merger Agreement provides that if any salaried or non-union hourly employee of the Company or any of its subsidiaries is or becomes a participant in any written employee benefit plan or program of the Offeror or any member of its controlled group within the meaning of the Section 414(b) or (c) of the Code, such employee shall be credited under such plan or program with all service prior to the Effective Time with the Company and its subsidiaries (and any predecessor employer) to the extent credit was given by the Company and its subsidiaries for purposes of eligibility and vesting under such plan or program.

     The Parent, BUSA and the Offeror have acknowledged in the Merger Agreement that consummation of the Offer will constitute a change of control of the Company (to the extent such concept is relevant) for purposes of certain employment, severance or benefit agreements and plans.

     The Parent, BUSA and the Offeror have agreed in the Merger Agreement to the amendment of certain specified compensation and benefit plans and programs to permit the acceleration of payment thereunder on or after the later of the date of the acquisition of Shares pursuant to the Offer or five business days after the participant's termination of employment for any reason (other than his or her retirement at or after age 65, death or disability); provided however, that such termination occurs within two years after such acquisition of Shares and that no payments shall be accelerated or made to the extent they could constitute non-deductible excess parachute payments within the meaning of
Section 280G(1) and (2)(A) of the Code.

     Employee Stock Purchase Plan. The Employee Stock Purchase Plan (the "Plan") is a payroll deduction plan pursuant to which the deductions of all participating employees are accumulated for twelve-month periods, at the end of which the Company issues and sells Shares to the participants. The Company has advised the Parent that the current twelve-month period began on October 1, 1995. The Merger Agreement provides that at the Effective Time the Plan will terminate and that each participant will receive an amount equal to the sum of
(a) the balance of the participant's account under the Plan, plus (b)(i) the excess of $17.50 per Share over the purchase price per Share applicable to purchases under the Plan, multiplied by (ii) the number of Shares that could have been purchased from the balance of the participant's account under the Plan.

     Board Representation. The Merger Agreement provides that promptly upon the purchase of Shares pursuant to the Offer, the Parent shall be entitled to designate such number of members of the Board of

Directors of the Company, rounded up to the next whole number but in no event more than one less than the total number of directors, as will give the Parent, subject to compliance with the provisions of Section 14(f) of the Exchange Act, representation on the Board of Directors of the Company equal to the product of
(i) the total number of directors on such Board and (ii) the percentage that the aggregate number of Shares owned by the Parent bears to the total number of outstanding Shares. The Company has agreed, upon the request of the Parent and upon the purchase of Shares pursuant to the Offer, to promptly increase the size of the Board of Directors of the Company and/or use its reasonable best efforts to secure the resignations of such number of directors as is necessary to enable the Parent's designees to be elected the Board of Directors and shall cause the Parent's designees to be so elected. The Company has agreed to take, at its expense, all actions required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder to effect any such election, including the mailing to its shareholders the information required to be disclosed pursuant thereto. The Parent will supply to the Company in writing and be solely responsible for any information with respect to itself and its nominees, officers, directors and affiliates required by Section 14(f) and Rule 14f-1.

     Following the election of designees of the Parent as described above and prior to the Effective Time, any amendment to the Merger Agreement or the Articles of Incorporation or Bylaws of the Company, any termination of the Merger Agreement, or any action with respect to the various rights granted to the Company under the Merger Agreement shall require the concurrence of a majority of the Company's directors then in office who are not designees of Parent.

     Conditions Precedent. The respective obligations of each party to effect the Merger are subject to the fulfillment at, or prior to, the Effective Time of the following conditions: (a) if required by applicable law, the Merger Agreement and the Merger shall have been approved by the requisite vote of the holders of two-thirds of the outstanding Shares; (b) no governmental entity or court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, executive order, decree or injunction which prohibits or has the effect of prohibiting the consummation of the Merger; (c) any waiting period applicable to the consummation of the Merger under the HSR Act having expired or been terminated and (d) the Offeror shall have accepted and paid for Shares tendered pursuant to the Offer, including satisfaction of the Minimum Condition.

     Termination. The Merger Agreement may be terminated and the Merger contemplated thereby may be abandoned at any time notwithstanding approval thereof by the shareholders of the Company, but prior to the Effective Time: (i) by mutual written consent duly authorized by the Board of Directors of the Company (excluding any representative of the Offeror or an affiliate of the Offeror); (ii) by either the Offeror or the Company if the Effective Time shall not have occurred on or before December 31, 1996; (iii) by either the Offeror or the Company if any court of competent jurisdiction in the United States or other United States governmental body shall have issued an order, decree or ruling, or taken any other action restraining, enjoining, or otherwise prohibiting the Merger and such order, decree, ruling or other action has become final and non-appealable; (iv) by the Offeror, if (a) due to an occurrence or circumstance that would result in a failure to satisfy any of the conditions set forth in
Section 15 of the Offer to Purchase, the Offeror shall have (1) failed to commence the offer within twenty days following the date of the Merger Agreement, (2) terminated the Offer or the Offer shall have expired without the purchase of shares thereunder at any time after the latest date, if any, to which the offer shall have been extended pursuant to the Merger Agreement or (3) failed to pay for Shares pursuant to the offer by the fortieth business day following such commencement, unless such failure to commence, terminate or failure to pay for Shares shall have been caused by or resulted from the failure of the Offeror or an affiliate to perform in any material respect its material covenants and agreements contained in the Merger Agreement; or (b) prior to the purchase of Shares pursuant to the Offer, the board of directors of the Company shall have withdrawn or modified in a manner adverse to the Offeror its approval or recommendation of the Offer, the Merger Agreement or the Merger, or shall have recommended another Offer, or shall have resolved to do any of the foregoing; provided, however, that the Offeror shall have no right to terminate the Merger Agreement and abandon the Merger if the Company withdraws or modifies its recommendation of the Offer, the Merger Agreement, or the Merger, by reason of taking and disclosing to the Company's shareholders a position contemplated by Rule 14e-2(a)(2) or (3) promulgated under the Exchange Act with respect to another proposal, and if within ten days of taking and disclosing to its shareholders the aforementioned position, the Company publicly reconfirms its recommendation of the Offer, the Merger Agreement or the Merger and takes and discloses to the Company's shareholders a recommendation to reject such other proposal as contemplated by Rule 14e-2(a)(1) promulgated under the Exchange Act; or (v) by the Company, if (a) due to an occurrence or circumstance that would result in a failure to satisfy any of the conditions set forth in Section 15 of this Offer to Purchase or otherwise, the Offeror shall have (1) failed to commence the Offer as provided in the Merger Agreement within twenty days following the date of the Merger Agreement, (2) terminated the Offer or the Offer shall have expired without the purchase of Shares thereunder at any time after the latest date, if any, to which the Offer shall have been extended in accordance with the terms of the Merger Agreement or (3) failed to pay for Shares pursuant to the Offer by the fortieth business day following such announcement, unless such failure to commence, terminate or failure to pay for Shares shall have been caused by or resulted from the occurrence or existence of the condition described in paragraph (iv) of Section 15 of this Offer to Purchase or (b) prior to the purchase of Shares pursuant to the Offer, (1) a corporation, partnership, person or other entity or group shall have made a bona fide proposal that the Board of Directors of the Company believes, in good faith, after consultation with its legal and financial advisors, it is more favorable to the Company and its shareholders than the Offer and the Merger, (2) the Offeror does not make, within ten days of the Offeror receiving notice of such third party proposal containing all of the terms, provisions, and conditions thereof, an offer which the Board of Directors believes, in good faith after consultation with its legal and financial advisors, is at least as favorable to the Company's shareholders as such third party proposal.

     Fees and Expenses. The Company has agreed in the Merger Agreement to pay the Offeror the sum of $1 million and all actual, documented out-of-pocket expenses relating to the Offer and the Merger in an amount up to $750,000 if the Merger Agreement or the transactions contemplated thereby are terminated or abandoned (unless at such time the Parent, BUSA or the Offeror shall be in breach in any material respect of any of its material obligations or material representations and warranties thereunder) and prior to or contemporaneously with such termination or abandonment, any corporation, partnership, person, other entity or group (as defined in Section 13(d)(3) of the Exchange Act) other than the Offeror or any of its subsidiaries or affiliates (collectively, "Person"), shall have acquired or beneficially owns (as defined in Rule 13d-3 promulgated under the Exchange Act) at least 33.34% of the then outstanding Shares.

     Stock Option. The Company has granted the Parent an Option to purchase a number of newly issued shares of Common Stock equal to 19.9% of its outstanding shares of Common Stock at a price of $17.50 per share. The Option is intended to increase the likelihood that the Offer and Merger will be consummated in accordance with the terms of the Merger Agreement. Consequently, certain aspects of the Option may have the effect of discouraging persons who might now, or prior to the Effective Time may, be interested in acquiring all or a significant interest in, other otherwise effecting a business combination with the Company or from considering or proposing such a transaction, even if such persons were prepared to offer to pay consideration which had a higher value than $17.50 per share. The Option may be exercised, in whole or in part, at any time. The Option will terminate upon the earlier of (i) the Effective Time or (ii) December 31, 1996. The Company may exercise the Option in order to meet the Minimum Condition. Notwithstanding the foregoing, the Option cannot be exercised if the Parent is in material breach of any of its material representations or warranties or in material breach of its covenants or agreements.

     Except as provided in the preceding paragraphs, the Merger Agreement provides that whether or not the Merger is consummated, each party thereto shall pay its own expenses incident to preparing for, entering into and carrying out the Merger Agreement and the consummation of the Offer and the Merger.

14. DIVIDENDS AND DISTRIBUTIONS.

     The Merger Agreement provides that neither the Company nor any of its subsidiaries will, among other things, prior to the Effective Time (i) declare or pay any dividend (whether in cash, stock or property) or make any other distribution with respect to any shares of its capital stock, (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (iii) repurchase or otherwise acquire any shares of capital stock of the Company; or issue, deliver or sell or authorize or propose the issuance, delivery or sale of, any shares of its capital stock of any class of securities convertible into, or subscriptions, rights, warrants or options to acquire, or enter into other agreements or commitments of any character obligating it to issue any such shares or other convertible securities other than the issuance of Shares pursuant to the exercise of the Option or outstanding under the Company Stock Options.

15. CERTAIN CONDITIONS TO OFFEROR'S OBLIGATIONS.

     Notwithstanding any other term of the Offer or of the Merger Agreement, the Offeror is not required to accept for payment or pay for, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) of the Exchange Act, any Shares not theretofore accepted for payment or paid for and may terminate or amend the Offer as to such Shares unless (i) there shall have been validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares at least equal to the Minimum Condition and (ii) any waiting period under the HSR Act applicable to the purchase of the Shares pursuant to the Offer has expired or been terminated. Furthermore, notwithstanding any other term of the Offer or the Merger Agreement, the Offeror is not required to accept for payment or, subject as aforesaid, to pay for any Shares not theretofore accepted for payment or paid for, and may terminate or amend the Offer if at any time on or after the date of the Merger Agreement and before the acceptance of such Shares for payment or the payment therefor, any of the following conditions exist or shall occur and remain in effect:

          (i) there shall have occurred (a) any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange,
     (b) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (c) a commencement of a war, armed hostilities or other national or international calamity directly or indirectly involving the United States, (d) any material limitation (whether or not mandatory) by any governmental authority on, or any other event which might materially and adversely affect, the extension of credit by lending institutions or (e) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; or

          (ii) there shall have been any statute, rule or regulation enacted, promulgated, entered or enforced or deemed applicable, or any decree, order or injunction entered or enforced by any government or governmental authority in the United States or by any court in the United States that
     (a) restrains or prohibits the making or consummation of the Offer or the consummation of the Merger, (b) prohibits or restricts the ownership or operation by the Offeror (or any of its affiliates or subsidiaries) of any portion of its or the Company's business or assets which is material to the business of all such entities taken as a whole or (c) imposes material limitations on the ability of the Offeror effectively to acquire or to hold or to exercise full rights of ownership of the shares of Common Stock, including, without limitation, the right to vote the shares of Common Stock purchased by the Offeror on all matters properly presented to the shareholders of the Company; provided, however, that the Offeror and the Parent shall have used their best efforts to have any such decree, order or injunction vacated or reversed, including, without limitation, by proffering their willingness to accept an order embodying any arrangement required to be made by the Offeror or the Parent or BUSA pursuant to the Merger Agreement (and notwithstanding anything in this subsection (ii) to the contrary, no terms, conditions or provisions of an order embodying such an arrangement shall constitute a basis for the Offeror asserting nonfulfillment of the conditions contained in this subsection (ii)); or

          (iii) the Merger Agreement shall have been terminated in accordance with its terms; or

          (iv) the Company shall have breached or failed to perform any of its covenants or agreements which breach or failure to perform is material to the obligations of the Company under the Merger Agreement taken as a whole or any of the representations and warranties of the Company set forth in the Merger Agreement shall not have been true in any respect which is material to the Company and its subsidiaries taken as a whole, in each case, when made or a material adverse change in the financial condition or results of operations of the Company and its subsidiaries taken as a whole, provided that the aggregate effect under this condition shall be in excess of $500,000; or

          (v) the Board of Directors of the Company shall have publicly withdrawn or modified in any material respect adverse to the Offeror its recommendation of the Offer; provided, however, the Offeror shall have no right to terminate the Offer or not accept for payment or pay for any shares of Common Stock if the Company withdraws or modifies its recommendation of the Offer and the Merger, by reason of taking and disclosing to the Company's shareholders a position contemplated by Rule 14e-2(a)(2) or (3) promulgated under the Exchange Act with respect to another proposal, and if within ten days of taking and disclosing to its shareholders the aforementioned position, the Company publicly reconfirms its recommendation of the Offer and Merger and takes and discloses to the Company's shareholders a recommendation to reject such other proposal as contemplated by Rule 14e-2(a)(1) promulgated under the Exchange Act; or

          (vi) the Offeror and the Company shall have agreed that the Offeror shall terminate the Offer.

     The foregoing conditions are for the sole benefit of the Parent, BUSA and the Offeror and may be asserted by the Parent regardless of the circumstances giving rise to any such condition and may be waived by the Parent, in whole or in part, at any time and from time to time, in the sole discretion of the Parent. The failure by the Parent, BUSA, or the Offeror at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, the waiver of such right with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances, and each right will be deemed an ongoing right which may be asserted at any time and from time to time.

     Should the Offer be terminated pursuant to the foregoing provisions, all tendered Shares not theretofore accepted for payment shall forthwith be returned by the Depositary to the tendering shareholders.

16. CERTAIN REGULATORY AND LEGAL MATTERS.

     Except as set forth in this Section, the Offeror is not aware of any approval or other action by any governmental or administrative agency which would be required for the acquisition or ownership of Shares by the Offeror as contemplated herein. Should any such approval or other action be required, it will be sought, but the Offeror has no current intention to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter, subject, however, to the Offeror's right to decline to purchase Shares if any of the conditions specified in Section 15 shall have occurred. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions, or that adverse consequences might not result to the Company's business or that certain parts of the Company's business might not have to be disposed of if any such approvals were not obtained or other action taken.

     Antitrust. Under the provisions of the HSR Act applicable to the Offer, the acquisition of Shares under the Offer may be consummated following the expiration of a 15-day waiting period following the filing by the Parent of a Notification and Report Form with respect to the Offer, unless the Parent receives a request for additional information or documentary material from the Department of Justice, Antitrust Division (the "Antitrust Division") or the Federal Trade Commission ("FTC") or unless early termination of the waiting period is granted. The Offeror made such a filing on February 29, 1996 and, accordingly, the initial waiting period will expire on March 15, 1996. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC requests additional information or material from the Parent concerning the Offer, the waiting period will be extended to the tenth calendar day after the date of substantial compliance by the Parent with such request. Complying with a request for additional information or material can take a significant amount of time.

     The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the Offeror's proposed acquisition of the Company. At any time before or after the Offeror's acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or the consummation of the Merger or seeking the divestiture of Shares acquired by the Offeror or the divestiture of substantial assets of the Company or its subsidiaries or the Parent or its subsidiaries. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or, if such a challenge is made, of the result thereof.

     If any applicable waiting period under the HSR Act has not expired or been terminated prior to the Expiration Date, the Offeror will not be obligated to proceed with the Offer or the purchase of any Shares not theretofore purchased pursuant to the Offer. See Section 15.

     State Takeover Laws. Section 302A.671 of the MBCA provides that, unless the acquisition of certain new percentages of voting control of the Company (in excess of 20%, 33 1/3% or 50%) by an existing shareholder or other person is approved by the holders of a majority of the outstanding voting stock other than shares held by the acquirer (if already a shareholder) and officers and directors who are also employees of the Company, the shares acquired above any such new percentage level of voting control will not be entitled to voting rights. In addition, if the statutory requirements are not satisfied, the Company may redeem the shares so acquired by the acquirer at their market value.
Section 302A.671 generally does not apply to a cash offer to purchase all shares of voting stock of the issuing corporation if such offer has been approved by a majority vote of disinterested directors of the issuing corporation. As set forth above, the Company's Board and a majority of its disinterested directors have approved the Offer and Merger. Such approval occurred prior to the time the Parent, BUSA, or the Offeror became an "interested stockholder." As a result, the provisions of Section 302A.671 will not be applicable to the Merger.

     A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, shareholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects in such states. In Edgar v. MITE Corp., in 1982, the Supreme Court of the United States (the "U.S. Supreme Court") invalidated on constitutional grounds the Illinois Business Takeover statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the U.S. Supreme Court held that the State of Indiana could, as a matter of corporate law and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquirer from voting on the affairs of a target corporation without the prior approval of the remaining shareholders. The state law before the U.S. Supreme Court was by its terms applicable only to corporations that had a substantial number of shareholders in the state and were incorporated there.

     The Company, directly or through subsidiaries, conducts business in certain states of the United States which have enacted takeover laws. The Offeror does not know whether any of these laws will, by their terms, apply to the Offer or the Merger and has not complied with any such laws. Should any person seek to apply any state takeover law, the Offeror will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover laws is applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, the Offeror might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, the Offeror might be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, the Offeror may not be obligated to accept for payment any Shares tendered. See Sections 15 and 18 herein.

17. FEES AND EXPENSES.

     Neither the Offeror, BUSA nor the Parent, nor any officer, director, stockholder, agent or other representative of the Offeror, BUSA or the Parent, will pay any fees or commissions to any broker, dealer or other person (other than the Dealer Manager) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies and other nominees will, upon request, be reimbursed by the Offeror for customary mailing and handling expenses incurred by them in forwarding materials to their customers.

     Robert W. Baird & Co. Incorporated ("Baird") is acting as Dealer Manager in connection with the Offer and has provided certain financial advisory services to the Parent and the Offeror in connection with the proposed acquisition of the Company. Parent has agreed to pay Baird a transaction fee of $425,000. The transaction fee to Baird is payable upon the acquisition of at least two-thirds of the outstanding Shares. In addition, the Offeror has agreed to reimburse Baird for reasonable out-of-pocket expenses incurred by Baird in connection with the Offer, including fees of third parties such as its legal counsel, and to indemnify Baird against certain liabilities relating to services provided by Baird in connection with the Offer and the Merger.

     The Offeror has retained Firstar Trust Company as Depositary and Georgeson & Company Inc. as Information Agent in connection with the Offer. The Information Agent and the Depositary will receive reasonable and customary compensation for its services hereunder and reimbursement for its reasonable out-of-pocket expenses. The Depositary will also be indemnified by the Offeror against certain liabilities in connection with the Offer and the Merger.

18. MISCELLANEOUS.

     The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares residing in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Offeror by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

     No person has been authorized to give any information or make any representation on behalf of the Offeror other than as contained in this Offer to Purchase or in the Letter of Transmittal, and, if any such information or representation is given or made, it should not be relied upon as having been authorized by the Offeror.

     The Offeror, BUSA and the Parent have filed with the Commission the
Schedule 14D-1, pursuant to Section 14(d)(1) of the Exchange Act and Rule 14d-1 promulgated thereunder, furnishing certain information with respect to the Offer. Such Schedule 14D-1 and any amendments thereto, including exhibits, may be examined and copies may be obtained at the same places and in the same manner as set forth with respect to the Company in Section 8 (except that they will not be available at the regional offices of the Commission).

                                          VSI ACQUISITION CO.
                                          BRADY USA, INC.
                                          W.H. BRADY CO.

February 27, 1996

                                   SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                       THE PARENT, BUSA, AND THE OFFEROR

     1. Directors and Executive Officers of the Parent. The following table sets forth the name, business address and present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each member of the Board of Directors and each executive officer of the Parent. Unless otherwise indicated, the business address of each such person is c/o W.H. Brady Co., Inc., 6555 West Good Hope Road, Milwaukee, Wisconsin 53223. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with the Parent. Each person listed is a citizen of the United States.

                                                              PRESENT PRINCIPAL OCCUPATION OR
  NAME AND BUSINESS ADDRESS              OFFICE                          EMPLOYMENT
------------------------------   ----------------------   ----------------------------------------
Katherine M. Hudson...........   President, Chief         President, Chief Executive Officer and
                                 Executive Officer and    Director of the Company; prior to
                                 Director                 joining Parent in 1994, she was a Vice
                                                          President at Eastman Kodak Company and
                                                          General Manager of its Professional
                                                          Printing and Imaging Division
Donald P. DeLuca..............   Senior Vice President,   Senior Vice President, Treasurer, and
                                 Treasurer, Assistant     Assistant Secretary; prior to holding
                                 Secretary and Director   his current positions, he served as Vice
                                                          President-Finance and Chief Financial
                                                          Officer of the Parent
Mary T. Arnold................   Vice President           Vice President, Research and Development
Richard L. Fisk...............   Vice President           Vice President, Seton Group
David R. Hawke................   Vice President           Vice President, Signmark Group
Peter J. Lettenberger.........   Secretary and Director   Attorney, Partner of Quarles & Brady,
                                                          outside counsel for the Parent, BUSA and
                                                          Offeror
David W. Schroeder............   Vice President           Vice President, ISST Group
James M. Sweet................   Vice President           Vice President, Human Resources
William H. Brady, III.........   Director                 Private Investor
Elizabeth B. Lurie............   Director                 President, W.H. Brady Foundation
Robert C. Buchanan............   Director                 President and CEO, Fox Valley Company
Roger D. Pierce...............   Director                 President, Valuation Research
                                                          Corporation
Richard A. Bemis..............   Director                 President and CEO, Bemis Manufacturing
                                                          Company
Frank W. Harris...............   Director                 Professor, University of Akron
Gary E. Nei...................   Director                 Chairman, B&B Publishing

     2. Directors and Executive Officers of BUSA. The table below identifies each director and executive officer of BUSA. Information about each person identified is given in the foregoing table with respect to the Parent.

                NAME                                    OFFICE
-------------------------------------   ---------------------------------------
Katherine M. Hudson..................   Director and President
Donald P. DeLuca.....................   Director and Senior Vice President and
                                        Treasurer
Peter J. Lettenberger................   Director and Secretary

     3. Directors and Executive Officers of the Offeror. The table below identifies each director and executive officer of the Offeror. Information about each person identified is given in the foregoing table with respect to the Parent.

                NAME                                    OFFICE
-------------------------------------   ---------------------------------------
Katherine M. Hudson..................   Director and President
Donald P. DeLuca.....................   Director and Senior Vice President and
                                        Treasurer
Peter J. Lettenberger................   Director and Secretary

                        THE DEPOSITARY FOR THE OFFER IS:

                             FIRSTAR TRUST COMPANY

              By Mail:                            By Hand:                     By Overnight Courier:
       Firstar Trust Company               Firstar Trust Company               Firstar Trust Company
              Box 2077                      615 E. Michigan St.                615 E. Michigan Street
        Milwaukee, WI 53201                      4th Floor                           4th Floor
                                            Milwaukee, WI 53201                 Milwaukee, WI 53202

                                       or

                             Firstar Trust Company
                     c/o IBJ Schroder Bank & Trust Company
                                  Subcellar 1
                                One State Street
                            New York, New York 10004

              Facsimile for Eligible Institutions: (414) 276-4226

                      To confirm fax only: (414) 287-3905

     Any questions or requests for assistance or additional copies of the Offer to Purchase and the Letter of Transmittal and Notice of Guaranteed Delivery may be directed to the Information Agent or the Dealer Manager at the respective telephone numbers and locations listed below. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                            (LOGO)Wall Street Plaza
                            New York, New York 10005

                       Bankers and Brokers call collect:
                                 (212) 440-9800

                           All Others Call Toll-Free:
                                 1-800-223-2064

                      The Dealer Manager for the Offer is:
                             ROBERT W. BAIRD & CO.
                                  INCORPORATED

                           777 East Wisconsin Avenue
                           Milwaukee, Wisconsin 53202
                                 (800) 792-2473